SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated January 6, 2006, Supplement No. 1 dated May 15, 2006 and Supplement No. 2 dated May 26, 2006.  Supplement Nos. 1 and 2 contain descriptions of our agreements to acquire properties. ]

SUPPLEMENT NO. 2

DATED MAY 26, 2006

TO THE PROSPECTUS DATED JANUARY 6, 2006

OF CORNERSTONE CORE PROPERTIES REIT, INC.

                We are providing this Supplement No. 2 to you in order to supplement our prospectus.

Recent Developments — Agreement to Acquire 2111 S. Industrial Park

We entered have entered into a definitive agreement (the “Agreement”) to purchase an existing multi-tenant industrial park known as 2111 S. Industrial Park from Squamar Limited Partnership and IPM, Inc., unaffiliated parties, for a purchase price of $1,975,000.  As of May 24, 2006, our right to terminate the Agreement without penalty expired and our initial deposit became non-refundable.

The property was constructed in 1974 and consists of approximately 26,800 square feet of leasable space in a single-story building located on approximately 1.5 acres of land in a master planned business park environment in Tempe, Arizona.  The property is currently 88% leased at an average annual rent of $8.21per square foot to 13 tenants whose spaces range in size from approximately 1,600 square feet to 2,800 square feet.  These tenants operate varying businesses, including service related businesses, warehouse storage and distribution and light assembly.

Based on our market research, we believe that the submarket in which 2111 S. Industrial Park is located is very desirable for small tenants. This strong tenant demand creates upward pressure on rental rates. We believe that this factor indicates good potential to increase average rents and occupancy at 2111 S. Industrial Park, creating potential additional value in the property.

In connection with the Agreement, we have paid a non-refundable $150,000 deposit to an escrow agent.  Under the terms of the Agreement, in addition to the investment described above, we are obligated to pay certain closing costs.  The property was previously under contract for sale to our affiliate, Cornerstone Realty Fund, LLC (“CRF”) which assigned its rights to acquire the property to us.  CRF has provided us with the due diligence reports which it obtained in connection with its evaluation of the property and we have agreed to reimburse CRF for costs which it incurred to obtain the third party due diligence reports.

The Agreement is expected to close on or about May 31, 2006.  Although substantially all contingencies have been satisfied and we expect to close in accordance with the terms of the Agreement, there can be no assurance that events will not arise that could prevent us from acquiring the property.